Exhibit 99.17

U.S. Silver Announces Management Changes and Personnel Additions

TORONTO--(BUSINESS WIRE)--January 26, 2012--U.S. Silver Corporation (TSX:USA, OTCQX:USSIF, Frankfurt:QE2) (“U.S. Silver” or the “Corporation”) announces the retirement of Tom Parker, the Corporation’s CEO effective January 31, 2012. “On behalf of the Board and shareholders, I would like to extend sincere appreciation for the leadership that Tom has provided. He joined the Corporation at a critical time in its evolution and led the Corporation in its growth to a well managed mine with stable production and leaves with U.S. Silver in a very strong position,” remarked Gordon Pridham. Mr. Parker will remain on the Board of Directors until the Corporation’s annual shareholders’ meeting anticipated to be held in June 2012 and will also be available to the Corporation on a consulting basis. A CEO search process has begun. Gordon Pridham, Executive Chairman will act as interim CEO until a permanent replacement is named and Steve Long remains responsible for the day-to-day mining operations in Idaho as U.S. Silver’s Chief Operating Officer.

The Corporation also wishes to announce that it is aggressively pursing its strategic goal of growing a high quality work force of experienced miners. Currently, U.S. Silver is working cooperatively with Hecla Mining Corporation to employ key people following their announced suspension of mining operations at its Lucky Friday mine located near U.S. Silver’s operations in the Silver Valley. U.S. Silver has to date hired 13 workers and continues to evaluate potential hires. It is expected that this manpower increase will lead to higher levels of production, mine development and exploration activity.

ABOUT U.S. SILVER CORPORATION

U.S. Silver, through its wholly owned subsidiaries, owns and/or operates the Galena, Coeur, Caladay and Dayrock silver-lead-copper mines in Shoshone County, Idaho, with the Galena mine being the second most prolific silver mine in US history. Total silver production from U.S. Silver's mining complex has exceeded 217 million ounces of silver production since 1953. U.S. Silver controls a land package now totaling approximately 14,000 acres in the heart of the Coeur d'Alene Mining District. U.S. Silver is focused on expanding the production from existing operations as well as exploring and developing its extensive Silver Valley holdings in the Coeur d'Alene Mining District.

Certain information in this press release may contain forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. The Corporation assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to the Corporation. Additional information identifying risks and uncertainties is contained in filings by the Corporation with the Canadian securities regulators, which filings are available at www.sedar.com.

CONTACT:
U.S. Silver Corporation
Heather Foster, IR Manager (208) 556-1535 ext. 2